

March 1, 2013

<u>Via E-mail</u>
Mr. James O. McKenna
Chief Financial Officer
Forward Industries, Inc.
477 Rosemary Avenue, Suite 217-219
West Palm Beach, Florida 33410

  RE: Forward Industries, Inc.
    Form 10-K for the Year Ended September 30, 2012
    Filed December 20, 2012
    Response dated February 15, 2013
    File No. 1-34780

Dear Mr. McKenna:

  We have reviewed your response letter dated February 15, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that your Form 10-K states that information required by Part III will be incorporated by reference to your 2012 definitive proxy statement. As the definitive proxy statement was not filed within 120 days of the end of your fiscal year, please amend your Form 10-K to include the required Part III information. For guidance, please <u>see</u> General Instruction G(3) of Form 10-K.

<u>Product Supply, page 8</u>
<u>Suppliers, page 8</u>

2. We note that in response to comment two of our letter dated February 8, 2013 you state that your suppliers are "independent suppliers in China, with names generally unknown and not

material to investors." Please explain why you believe that the names of your principal suppliers would not be material to investors in light of your disclosure that you purchased 90% of your OEM products from four suppliers in fiscal years 2011 and 2012, and that one such supplier has accounted for more than half of your purchases in both fiscal years. If you claim that disclosing the names of principal suppliers, as required by Item 101(h)(4)(v) of Regulation S-K, may result in substantial competitive harm, please note that absent unusual circumstances, you may not seek confidential treatment of disclosure required by Regulation S-K or any other applicable disclosure requirements, regardless of the availability of an exemption under FOIA. We may have additional comments following the review of your response. For guidance, please refer to Section II.B.2 of Legal Staff Bulletin No.1 (with Addendum) dated February 28, 1997.

You may contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief